

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

November 12, 2008

Mr. Keith Olsen
Chief Executive Officer
Switch & Data Facilities Company, Inc.
1715 North Westshore Boulevard, Suite 650
Tampa, Florida 33607

      **Re: Switch & Data Facilities Company, Inc.
          Form 10-K for Fiscal Year Ended December 31, 2007
          Filed February 28, 2008, File No. 001-33302
          Amendment No. 1 to Form 10-K filed November 12, 2008
          Supplemental Response provided on November 12, 2008**

Dear Mr. Olsen:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Larry Spirgel
                    Assistant Director